Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On September 16, 2008, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE: SECOND-BEST DAY IN ITS HISTORY — 8.56 MILLION CONTRACTS — AS CBOE VOLATILITY INDEX (VIX) OPTIONS

SET DAILY VOLUME RECORD OF NEARLY 427,000 CONTRACTS

CHICAGO, September 16, 2008 — The Chicago Board Options Exchange (CBOE) today recorded the second-best volume in its 35-year history as a reported 8,562,924 contracts changed hands. Last year, CBOE all-time volume hit 9.24 million contracts on August 16.

In addition, total reported volume in options on the CBOE Volatility Index (VIX) — 426,961 contracts — beat the previous single-day volume record of 361,120 contracts set on Nov. 8, 2007.  VIX is the widely disseminated benchmark index of market volatility and investor sentiment, sometimes referred to as the market’s “fear gauge.”

Through August, 106.7 million CBOE Volatility Index options contracts had changed hands, an average daily volume of more than 100,000 contracts. VIX options is the Exchange’s second most active index option, surpassed in volume only by the CBOE’s S&P 500 Index (SPX) options contract.

The VIX closed today at 30.30, among the highest levels since July. So far in 2008, the low for VIX was 16.25, recorded on May 15, and the highest level for the year was 37.57, established on January 22, 2008.

Historical data and more information on VIX can be found at www.cboe.com/VIX.

CBOE, the largest U.S. options marketplace and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC).  For additional information about the CBOE and its products, access the CBOE website at: www.cboe.com.

CBOE Contacts:
Gail Osten	Gary Compton
(312) 786-7123	(312) 786-7612
osten@cboe.com	comptong@cboe.com

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, XEO®, OEX®, CBSX® and CBOE Stock Exchange® are registered trademarks of Chicago Board Options Exchange, Incorporated.   SPXSM, XSPSM, MNXSM, GVZSM, EVZSM, OVXSM, BXOSM, RUHSM, VXDSM, VXNSM, RVXSM, VPDSM, VPNSM, VTYSM, VXOSM, and VXVSM are service marks of Chicago Board Options Exchange, Incorporated.  CFE® is a registered trademark and CBOE Futures ExchangeSM is a service mark of CBOE Futures Exchange, LLC.  Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc. Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company.  CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement. The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license.  Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, and PowerShares QQQ TrustSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “Holding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov/, and the companies’ website, http://www.cboe.com/.In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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